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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
          (Under Section 13(e) of the Securities Exchange Act of 1934)
                                Amendment No. 4

                            FAIR GROUNDS CORPORATION
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                              (Name of the Issuer)

          Fair Grounds Corporation, Marie G. Krantz and Bryan G. Krantz
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                       (Name of Persons Filing Statement)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    303153100
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                      (CUSIP Number of Class of Securities)

                                Bryan G. Krantz
                                   President
                            Fair Grounds Corporation
                             1751 Gentilly Boulevard
                              New Orleans, LA 70119
                                 (504) 944-5515
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 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
           and Communications on Behalf of Persons Filing Statement)
                               - with copies to -

                               B.G. Minisman, Jr.
                      Berkowitz, Lefkovits, Isom & Kushner
                              1600 SouthTrust Tower
                              Birmingham, AL 35203
                                 (205) 328-0480

     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Act").


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         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_] A tender offer.

         d. [_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee

Transaction Value*:                         Amount of Filing Fee (1/50th of one percent):
$1,071,200.00                               $214.24

* For purposes of calculating the filing fee only. Based on $40.00 per share to be paid for an estimated 26,780 shares in lieu of the issuance of the fractional shares expected to be created by the Rule 13E-3 transaction.

         [_] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  ------------------------------

         Form or Registration No.:
                                  ------------------------------

         Filing Party:
                      ------------------------------------------

         Date Filed:
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                                  INTRODUCTION

         This Amendment No. 4 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 ("Statement") involves a transaction subject to Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Act"), and the information contained in the information statement filed with the Securities and Exchange Commission on November 2, 2000 (the "Information Statement") by Fair Grounds Corporation (the "Company") is incorporated by reference into the Items in the Statement. This Statement is being filed jointly by the Company, Marie G. Krantz, Chairman of the Board and Treasurer of the Company, and Bryan G. Krantz, President and General Manager of the Company, to report the results of a reverse stock split proposal submitted to the shareholders of the Company.



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Item 15.          Additional Information.

         The reverse stock split proposal was approved by the requisite number of shareholders at a special meeting of the shareholders of the Company held on November 28, 2000. Articles of amendment to the articles of incorporation of the Company effecting the reverse stock split were filed with the Louisiana Secretary of State on December 15, 2000, and the reverse stock split became effective on that date. At a meeting held December 27, 2000, the board of directors of the Company determined that the reverse stock split was to be effected at a ratio of one new common share for each two hundred common shares outstanding prior to the effectiveness of the reverse stock split, resulting in the Company having seventy-three (73) shareholders of record immediately following the effectiveness of the reverse stock split.


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2001                     FAIR GROUNDS CORPORATION

                                            By: /s/ Bryan G. Krantz
                                               --------------------------------
                                               Name: Bryan G. Krantz
                                                    ---------------------------
                                               Title: President
                                                     --------------------------

                                            /s/ Marie G. Krantz
                                            -----------------------------------
                                            Marie G. Krantz

                                            /s/ Bryan G. Krantz
                                            -----------------------------------
                                            Bryan G. Krantz




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